Exhibit 99.2

Premium Resources Files NI 43-101 Technical Report: Initial Mineral Resource Estimate of 44.2 MT for the Selkirk Mine in Botswana

Toronto, Ontario--(Newsfile Corp. - January 10, 2025) - **Premium Resources Ltd. (TSXV: PREM) (OTC Pink: PRMLF) ("PREM" or the "Company")** is pleased to announce that the Company has filed an initial Mineral Resource Estimate ("**MRE**") titled "*NI 43-101 Technical Report Selkirk Nickel Project, North East District, Republic of Botswana*" (the "**Technical Report**") and dated January 8, 2025 (with an effective date of November 1, 2024) on its past-producing Nickel-Copper-Platinum Group Elements sulphide ("**Ni-Cu-PGE**") Selkirk deposit in Botswana (the "**Selkirk Mine**").

There are no material differences between the Technical Report and the information presented in this news release, and the results disclosed in the Company's news release dated November 27, 2024 titled *"Premium Resources Announces Initial Mineral Resource Estimate of 44.2 MT for the Selkirk Mine in Botswana"*.

The Technical Report has been prepared by SLR Consulting (Canada) Ltd. in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("**NI 43-101**") and is available electronically on the Company's website at (www.premiumresources.com) and on SEDAR+ (www.sedarplus.ca) under PREM's issuer profile.

Qualified Persons

The initial MRE described in this news release was reviewed and approved by Valerie Wilson, M.Sc., P.Geo. (Ontario) SLR Consulting Ltd. Principal Resource Geologist, who is independent of PREM and a "qualified person" for purposes of NI 43-101.

Verification included a site visit to inspect historical mineralized core, explore the gossanous outcrop at surface, observe existing infrastructure, including the Selkirk underground ramp, and inspect several surface drillhole collar locations. In addition, all of the samples collected by PREM have been verified against independently accessed assay certificates and a random selection of historical database results have been compared against digital records.

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Vice President Exploration of the Company, who is a "qualified person" for the purposes of NI 43-101.

Technical Report

The MRE on the Selkirk Mine is supported by the Technical Report. Reference should be made to the full text of the Technical Report for the assumptions, qualifications and limitations set forth therein, a copy of which is available on SEDAR+ (www.sedarplus.ca) under PREM's issuer profile.

About Premium Resources Ltd.

PREM is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

PREM is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PREM's senior team members have on average

more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

For further information about Premium Resources Ltd., please contact:

Jaclyn Ruptash
Vice President, Communications and Government and Investor Relations
+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. For the purposes of this release, forward looking information includes, but is not limited to: the response to mineral resource estimates in Botswana; the support for the redevelopment of the Selkirk Mine from the Botswana Government and local stakeholders; the ability to upgrade the inferred mineral resources at Selkirk; the publication by the Company of a future preliminary feasibility study; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selkirk Mine as currently contemplated; the ability of exploration activities (including drill results) to accurately predict mineralization; the timing and ability of the Company to publish an economic study; any discrepancies between the Technical Report and any scientific and technical information in this news release; the timing to release of remaining assay results; the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selkirk Mine as currently contemplated; the ability of the Company to define additional or upgrade existing mineral resource estimates on the Selkirk Mine in accordance with NI 43-101; the productivity rates for mining at Selkirk; the ability to identify additional mineralization down plunge of existing workings and the ability of such findings to be used to complete a mineral resource estimate and/or to support further economic studies; the ability and timing of advancing the mining programs at the Selkirk Mine as contemplated (if at all); the ability to expand the resource potential at the Selkirk Mine; the results of the mining program at the Selkirk Mine and the timing and disclosures of the Company regarding same; the benefits of the Company's approach to exploration; management's belief that the Historic Resource could be indicative of the presence of mineralization on the deposits; and the anticipated benefits of the Company's approach to the resource development plan. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization, prefeasibility or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.com) under PREM's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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